JJY HOLDING GROUP

AKA BEESFREE, INC.

528 Pudong Road

16th Floor

Shanghai 200120

China

November 15, 2021

Patrick Costello

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JJY Holding Group (AKA BEESFREE, INC.)
Form 10-12(g)
File No. 000-56343
Filed September 21, 2021

Dear Mr. Costello,

Set forth below is the response for JJY Holding Group (AKA Beesfree, Inc.), a Nevada corporation (“JJY” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated October 20, 2021, with respect to our Form 10-12(g) filed on September 21, 2021.

Introductory Comment, page i

1.	Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Response:

Noted, we will continue to comply with reporting requirements regardless of outstanding comments.

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2.	Please reconcile the statement in the Introductory Comment that you are a blank check company whose business plan is to engage in a merger or acquisition with an unidentified company with your disclosure under Item 1(b) that your business plan involves trading agricultural products, food processing, or supply chain management for supermarkets. Please revise throughout your filing as appropriate to clarify your business plan.

Response:

The following language was inserted in the Introductory Comment i, page and Item 1(a);

The term ‘blank check company” means that we are a development stage company. Our business plan involves trading agricultural products, food processing, and supply chain management for supermarkets. Our business plan has not been implemented as of this time and we plan to merge or acquire with an unidentified company or other entity or person.

3.	We note that your principal executive offices are located in China, that your executive officer and director is located in and has significant ties to China, and that you may seek to acquire a company that may be based in China or Hong Kong in an initial business combination. Please disclose this prominently in your Introductory Comment. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your Risk Factor section should address, but not necessarily be limited to, the risks highlighted in your Introductory Comment.

Response:

The following language was inserted in the Introductory Comment page i;

There are greater legal and operational risks associated having the majority of our contemplated operations in China.

Our executive officer and director is located in and has significant ties to China, and we may seek to acquire a company that may be based in China or Hong Kong in an initial business combination.

Legal claims, including federal securities law claims, against China-based Issuers, or their officers, directors, and gatekeepers, may be difficult or impossible for investors to pursue in U.S. courts. Even if an investor obtains a judgment in a U.S. court, the investor may be unable to enforce such judgment, particularly in the case of a China-based Issuer, where the related assets or persons are typically located outside of the United States and in jurisdictions that may not recognize or enforce U.S. judgments. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where the China-based Issuer may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue.

We are subject to differing and sometimes conflicting laws and regulations in the various China jurisdictions where we provide our services. New laws and regulations may be adopted from time to time to address new issues that come to the authorities' attention. In addition, considerable uncertainties still exist with respect to the interpretation and implementation of existing laws and regulations governing our contemplated business activities. A large number of proposals are before various national, regional, and local legislative bodies and regulatory entities regarding issues related to our industry or our business model. As we implement our business plan and expand into new cities or countries or as we add new products and services to our platform, we may become subject to additional laws and regulations that we are not subject to now. Existing or new laws and regulations could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and could dampen our growth, which could adversely affect our business and results of operations.

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The Chinese government could rule that our business structure is against public policy and this ruling would likely result in a material change in our contemplated operations. Furthermore, the value of our common stock may decline or become worthless, and the shareholder could lose their entire investment.

Recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

We may decide to implement a Variable Interest Entity (‘VIE”) structure if our contemplated business model requires us to do so.

If we implement a VIE structure, it will hold certain assets that may be critical to the operation of our business. Shareholder of our VIE breach the contractual arrangements and voluntarily liquidate our VIE, or if our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if any of our VIEs undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

In addition, recent statements and regulatory actions by the Chinese government have addressed the issue of anti-monopoly concerns. Where a business operator’s abuse of intellectual property rights to exclude or restrict competition constitutes a monopoly agreement, the anti-monopoly law enforcement agency shall order it to stop the illegal activity, confiscate the illegal income, and impose fines. Upon execution of our business plan, BEES will be subject to anti-monopoly laws and, if found in violation, our stock price could decline or become worthless.

The assertion of new regulation by the Chinese government could hinder our ability to continue to offer our stock to foreign investors and our ability to execute of our business plan.

4.	Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response:

The following language was inserted in the Introductory Comment page i;

The Company is currently organized under the operating structure of the public entity, JJY Holding Group (formerly Beesfree, Inc.), incorporated in the state of Nevada. BEES plans to conduct operations in China and may acquire Chinese companies as subsidiaries to carry out its plan of operation.

The VIE structure could be used to replicate foreign investment in Chinese operating companies. The Company is not currently organized under a variable interest entity (“VIE”) and China’s Foreign Investment Law (“FIL”) may prohibit direct foreign investment in Chinese operating companies that don’t operate under the VIE structure. It is uncertain as to whether foreign investments are permitted in companies that are incorporated in the state of Nevada, or any other state located in the United States.

We will continue to monitor the changes in FIL, and BEES may consider migrating to a VIE structure to continue receiving participation from foreign investors.

The VIE structure enables a Chinese company to list on an overseas stock exchange, such as OTC Markets, because direct ownership in the shares of the Chinese company is restricted by China’s laws.

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The VIE structure consists of at least three core entities: a Chinese company with legitimate operations (referred to as the VIE); a wholly foreign-owned enterprise established as an intermediary in China; and an offshore shell company that lists on a U.S. or other foreign exchange.

Because foreign investors do not have direct equity ownership through the VIE structure, substantial legal uncertainties surround the contractual arrangements associated VIE.

The Chinese government could rule that the structure is against public policy and this ruling would likely result in a material change in our contemplated operations. Furthermore, the value of our common stock may decline or become worthless, and the shareholder could lose their entire investment.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under People’ Republic of China (“PRC”) law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law.

In addition, if any third parties claim any interest in such shareholders' equity interests in our VIE, our ability to exercise shareholders' rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIE and third parties were to impair our control over our VIE, our ability to consolidate the financial results of our VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

We may lose the ability to use and enjoy assets held by our VIE that are critical to the operation of our business if our VIE declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIE will hold certain assets that may be critical to the operation of our business. If the shareholders of our VIE breach the contractual arrangements and voluntarily liquidate our VIs, or if our VIE declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if any of our VIE undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

5.	Disclose the risks from acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

The following language was inserted in the Introductory Comment, page i:

The majority of our contemplated operations will be in China.

China may be subject to considerable degrees of economic, political and social instability. Investments in securities of Chinese issuers involve risks that are specific to China, including regulatory, liquidity and enforcement risks.

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Regulatory cycles are not uncommon in China. Policy and regulatory scrutiny should be seen as ongoing risks when it comes to investing in China. The revised Chinese regulations have not ruled on for our industry. We are not currently engaged in a VIE structure, however that could change moving forward.

We are subject to differing and sometimes conflicting laws and regulations in the various China jurisdictions where we provide our services. New laws and regulations may be adopted from time to time to address new issues that come to the authorities' attention. In addition, considerable uncertainties still exist with respect to the interpretation and implementation of existing laws and regulations governing our contemplated business activities. As we implement our business plan and expand into new cities or countries or as we add new products and services to our platform, we may become subject to additional laws and regulations that we are not subject to now. Existing or new laws and regulations could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and could dampen our growth, which could adversely affect our business and results of operations.

China’s legal system is substantially different from the legal system in the United States and may raise risks and uncertainties concerning the intent, effect, and enforcement of its laws, rules, and regulations, including those that restrict the inflow and outflow of foreign capital or provide the Chinese government with significant authority to exert influence on a China-based Issuer’s ability to conduct business or raise capital. This lack of certainty may result in the inconsistent and unpredictable interpretation and enforcement of laws, rules, and regulations, which may change quickly. China-based Issuers face risks related to evolving laws and regulations, which could impede their ability to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities may impose material sanctions or penalties on the company. Such actions could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

6.	Disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response:

The following language was inserted in the Introductory Comment, page i:

Our contemplated operations are governed by the China Securities Regulatory Commission (“CSRC”), Cyber Administration of China (“CAC”), and China Food and Drug Administration (“CFDA”)

CAC oversees data security and recently revised its laws to include operators that possess personal information for over one million individuals would be subject to cybersecurity review when listing of foreign exchanges. Personal information is defined in Article 76(5) of Cybersecurity Law as various information which is recorded in electronic or any other form and used alone or in combination with other information to recognize the identity of a natural person, including but not limited to name, date of birth, ID number, personal biological identification information, address and telephone number of natural persons.

As we have not implemented our business plan, BEES does not meet the criteria to trigger the CAC revised rule. However, we anticipate that, upon executing our business model, we will be subject to CAC rules and regulations. Our operations could be suspended if the CAC finds we are in violation of data security laws.

The CRSC oversees China's nationwide centralized securities supervisory system, with the power to regulate and supervise securities issuers, as well as to investigate, and impose penalties for illegal activities related to securities and futures.

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BEES will be subject to CRSC rules and regulations. As such, we will be required to submit information about our business to CRSC for approval and will be subject to continued compliance. If we become noncompliant with CRSC rules, our business operations could be suspended. In addition, the CRSC could deny us permission as an issuer to foreign investors if it is ruled that VIE’s are illegal.

BEES will also be under the oversight of CFDA. The CFDA establishes safety regulations for the food industry, including the trading in agricultural products, food processing and food supply chain management. We will be required to submit information about our business and receive a license to do business. CFDA and will be subject to continued compliance with CFDA regulation.

If we become noncompliance with CFDA rules, our business operation could be suspended. In addition, CFDA could deny our application for licensing.

The value of BEES’s stock could decline or become worthless. The CAC, CRSC and CFDA are working to ensure compliance and protection of foreign investors, global security and safety of our products and services. BEES could be delisted as a result of not complying with these rules and its shareholders could lose the some or all of their investment.

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Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response:

The following language was inserted in the Introductory Comment, page i:

BEES plans to conduct operations in China and may acquire Chinese companies as subsidiaries to carry out its plan of operation. Daily operations in PRC include purchase of raw materials, manufacturing, selling, hiring labor forces, and R&D. Cash associated with these activities will circulate in PRC in the form of local currency. Activities such as raising capitals to support PRC operations, hiring US employees, paying for working capital, and paying out dividends will involve cross-border payments.

Cross-border payments must comply with the relevant regulation of the China State Administration of Foreign Exchange (SAFE). PRC adopts a partial foreign exchange administration. Foreign currency is forbidden to circulate within the territory. It allows exchange and payment on current accounts such as trading while implementing certain controls on capital accounts such as investment. Shanghai Free-Trade Zone even implements a more relaxed policy.

Payrolls and working capitals are on current accounts and there usually no restrictions. Investment and dividends payment are on capital accounts. There could be obstacles if when transactions are legal and reasonable after proper registration. So far, BEES has not yet to establish a VIE nor has determined the structure.

In compliance with US laws, PRC laws and regulations, BEES will also work out financial plans scientifically to guarantee cash flow on parent company level, subsidiaries level and VIE level regarding daily operation and dividends pay out.

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8.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Response:

The following language was inserted in the Introductory Comment, page i:

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company that we may target for a business combination, as a result an exchange may determine to delist our securities.

Item 1. Business, page 2

9.	We note your disclosure that in 2020, the company changed its name to JJY Holding Group, but the disclosure in the Introductory Comment on page i, the by-laws filed as Exhibit 3.1 and the amended and restated certificate of incorporation filed as Exhibit 3.2 continue to reflect the company's name as BeesFree, Inc. Please file updated by-laws and certificate of incorporation, or revise the disclosure as appropriate.

Response:

The certificate of incorporation and by laws are correct, the company was incorporated under Beesfree, Inc. We added the certificate of amendment to change its name to JJY Holding Group to the Exhibits.

We asked for updated Edgar codes for Beesfree, Inc. however the Edgar department issued new CIK codes for JJY Holding Group as if it were a new company. Edgar refused to issue new Edgar codes for Beesfree, Inc. stating that it merged into JJY Holding Group.

As you can see by the certificate of amendment for the name change to JJY Holding Group, this was not a merger, but simply a name change.

I am attempting to get the correct Edgar codes at this time.

Item 1A. Risk Factors, page 5

10.	To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

Response:

The following language was inserted in the Item 1A. Risk Factors, page 5:

BEES may implement a VIE structure in the future if our operations are located in China. If the PRC government determines that the contractual arrangements constituting part of our VIE structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our shares may decline in value or be worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that may conduct all or substantially all of our operations.

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11.	Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination.

Response:

The following language was inserted in the Item 1A. Risk Factors, page 5:

Merger & Acquisition Approval is Required

Under the PRC Anti-monopoly Law, merger & acquisitions that meet certain turnover thresholds must notify the State Administration for Market Regulation (“SAMR”) for merger control clearance and may not be implemented without SAMR’s approval.

BEES may merge with, or acquire, a target company to commence its business operations. If our target business meets the threshold for review by SAMR, we will be required to submit an application for approval.

The SAMR utilizes a substantive test for merger review. The substantive test takes into consideration the:

•	Market shares and market control power of the business operators concerned
•	Concentration levels of relevant markets
•	Impact of the concentration on market entry, technological development, consumers and other relevant operators
•	Impact of the concentration on national economic development
•	Foreign investment

If the merger or acquisition does not meet the SAMR criteria, our application will be denied.

Such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

12.	Given the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for a business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

The following language was inserted in the Item 1A. Risk Factors, page 5:

Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our contemplated business.

We are subject to differing and sometimes conflicting laws and regulations in the various China jurisdictions where we provide our services. New laws and regulations may be adopted from time to time to address new issues that come to the authorities' attention. In addition, considerable uncertainties still exist with respect to the interpretation and implementation of existing laws and regulations governing our contemplated business activities. A large number of proposals are before various national, regional, and local legislative bodies and regulatory entities regarding issues related to our industry or our business model. As we implement our business plan and expand into new cities or countries or as we add new products and services to our platform, we may become subject to additional laws and regulations that we are not subject to now. Existing or new laws and regulations could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and could dampen our growth, which could adversely affect our business and results of operations.

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Risks Related to Access to Information and Regulatory Oversight

PRC Securities Law state that no overseas securities regulator can directly conduct investigations or evidence collection activities within the PRC and no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators without Chinese government approval. The SEC, U.S. Department of Justice, and other U.S. authorities face substantial challenges in bringing and enforcing actions against China-based Issuers and their officers and directors. As a result, investors in China-based Issuers may not benefit from a regulatory environment that fosters effective enforcement of U.S. federal securities laws.

Risks Related to the Regulatory Environment

China’s legal system is substantially different from the legal system in the United States and may raise risks and uncertainties concerning the intent, effect, and enforcement of its laws, rules, and regulations, including those that restrict the inflow and outflow of foreign capital or provide the Chinese government with significant authority to exert influence on a China-based Issuer’s ability to conduct business or raise capital. This lack of certainty may result in the inconsistent and unpredictable interpretation and enforcement of laws, rules, and regulations, which may change quickly. China-based Issuers face risks related to evolving laws and regulations, which could impede their ability to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities may impose material sanctions or penalties on the company. Such actions could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Limitations on Shareholder Rights and Recourse

Legal claims, including federal securities law claims, against China-based Issuers may be difficult or impossible for investors to pursue in U.S. courts. Even if an investor obtains a judgment in a U.S. court, the investor may be unable to enforce such judgment, particularly in the case of a China-based Issuer, where the related assets or persons are typically located outside of the United States and in jurisdictions that may not recognize or enforce U.S. judgments. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where the China-based Issuer may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue.

13.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing a business combination, and/or your business on a post-combination basis.

Response:

The following language was inserted in the Item 1A. Risk Factors, page 5:

We are not currently required to comply with regulations and policies of the Cyberspace Administration of China (CAC) because we have not commenced our business in China.

CAC regulates the collection of personal information, which is recorded electronically, or in any other form, to recognize the identity of a natural person. In light of greater oversight regarding the collection of personal information we will be subject to cybersecurity review upon execution of our contemplated business plan.

If CAC determines that we have violated any portion of PRC laws and regulation, our ability to obtain or maintain permits or licenses required to conduct business in China may be affected. In the absence of required permits or licenses, governmental authorities may impose material sanctions or penalties on the company. Such actions could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

There is presently no public market..., page 10

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14.	Please reconcile your statement that your common stock is not currently trading on any market with the statement on page 9 that your common stock is quoted on the OTC Markets.

Response:

Statement updated.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

15.	Please reconcile your disclosure here and on page 15 that Mr. Sheng purchased the 30 million shares reflected in the table from Bryan Glass with your statement on page 1 that World Financial Holdings Group Co. Limited purchased these shares, and revise your beneficial ownership table disclosure pursuant to Item 403 of Regulation S-K as appropriate.

Response:

Introductory Comment has been revised to reflect Mr. Sheng as the buyer of said shares.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at rhonda8058@gmail.com.

Sincerely,

JJY Holding Group (AKA Beesfree, Inc.)

By:	/s/ Yan Ping Sheng
Yan Ping Sheng
Chief Executive Officer

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